Media release







Basel, 24 July 2003

Roche to acquire Igen, securing rights to Igen's ECL-technology

Igen shareholders to receive $47.25 in cash per share and one share of a new public company to be spun-off from Igen

Igen spin-off company will be 100% owned by Igen shareholders and have ECL patents, historic Igen businesses, and approximately $155 million in working capital

Roche and Igen International Inc. jointly announced today that they have reached definitive agreements to resolve their long-running dispute on the rights to Igen's electrochemiluminescence (ECL) technology used by Roche's diagnostics division. The transaction, which has been approved by the Boards of Directors of Igen and Roche, will enable both companies to independently maximize the value of their respective technology assets.

Under the terms of the agreements, Roche will acquire Igen, thereby securing rights to the ECL-technology used in its Elecsys diagnostics product line. For each Igen share, Igen shareholders will receive $47.25 in cash and one share of a newly formed public company to be spun off from Igen. Igen has 26.7 million fully diluted outstanding shares. The new company, which will be 100% owned by Igen shareholders, will own the ECL-technology and have approximately $155 million in working capital provided primarily by Roche as part of the transaction, which is in addition to the $47.25 per share cash payment to Igen shareholders.

Through the acquisition of Igen, Roche will secure new non-exclusive, fully paid-up worldwide and perpetual rights which will permit Roche to continue to commercialize the ECL-technology in the human in-vitro diagnostics field and continue to sell and further develop its Elecsys products for centralized laboratories, hospital labs and blood banks. In addition, subject to certain limitations,

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Roche will be able to sell ECL-based immunochemistry systems into point of care sites and physicians offices. Improvements of the ECL technology developed by Roche will remain with Roche. As reported by Roche, Roche's ECL-based Lab Diagnostics business had sales in 2002 of approximately CHF 560 million (US $404 million) with a compound annual growth rate in local currencies of approximately 23% over the last three years.

Upon completion of the acquisition, the new company to be spun-off to Igen shareholders will immediately hold Igen's patents and the historic operations related to Igen's biodefense, life science, industrial and clinical testing businesses, as well as Igen's equity interest in the Meso Scale Diagnostics joint venture. The new company will be able to address the entire clinical diagnostic, blood bank and reference lab markets that were previously exclusively held by Roche. The new company will also receive rights to certain improvements relating to Roche's Elecsys product line and royalty-bearing licenses to PCR, a nucleic acid amplification technology, for use in most fields. The new company, which will be named prior to closing the transaction, will be managed by Igen's current management team and headquartered in Gaithersburg, Maryland. The company is expected to be listed on Nasdaq after completion of the acquisition and the spin-off.

As part of the agreement, Roche will immediately pay Igen $18.6 million in cash for compensatory damages as confirmed on July 9, 2003 by the U.S. Court of Appeals for the Fourth Circuit. Roche will also immediately pay to Igen the royalties owed to Igen for the quarter ended June 30, 2003. Effective immediately, there will be no further royalties owed to Igen, and Roche will pay a fixed fee of $5 million per month to Igen for the use of the ECL-technology until the transaction closes. As part of the transaction, the new company will make capital contributions of $37.5 million to Meso Scale Diagnostics.

The transaction is expected to close by calendar year-end, subject to the approval of Igen shareholders and receipt of necessary regulatory approvals and other limited closing conditions.

Franz B. Humer, Chairman and CEO of Roche, said, "We are very pleased with the result of these negotiations. Through this acquisition, we have been able to resolve this legally and contractually highly complex dispute in the best interest of both companies and their shareholders. I am convinced that we have achieved a clear win-win situation for all parties involved, Roche will be able to provide unrestricted access to all its diagnostics products for all its customers, and Igen's shareholders are offered an attractive price and will own a solid business with excellent prospects. Putting this long period of uncertainty to an end will allow both Roche and the new spin-off company to fully focus on their respective businesses and to further develop them independently of each other."

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Igen International Inc.

Igen develops and markets biological detection systems based on its proprietary Origen technology, which provides a unique combination of sensitivity, reliability, speed and flexibility. Origen-based systems are used in a wide variety of applications, including clinical diagnostics, pharmaceutical research and development, life science research, biodefense testing and testing for food safety and quality control. These systems are marketed globally by Igen and its licensees and/or distributors. Igen is based in Gaithersburg, Maryland with offices in San Diego, California and Witney, England.

The Roche management currently presents the Half Year 2003 results at an investors/analysts conference in New York. The transaction between Roche and Igen will be covered at this conference as well. You can follow the conference via a telephone link (listen only mode, no live access to speakers). The presentation starts at 8.30 pm CET. Please dial into the call 10-15 minutes before. The Dial in numbers are:

+41 91 610 5600 (Europe and ROW) or
+44 207 107 06 11 (UK) or
+1 412 858 4600 (USA).

The conference can also be followed by a live audio webcast on
http://www.roche.com/home/investor/inv-news-presentation/inv-news-pres-halfyear.htm .

Further information:
http://www.roche.com/pages/downloads/media/pdf/m030724e.pdf

Samuel J. Wohlstadter, Igen's Chairman and Chief Executive Officer, said, "We are extremely pleased to have reached a definitive agreement with Roche that delivers significant immediate value to our shareholders as well as the opportunity to create additional value through ownership of a well-positioned new growth company that will own Igen's patented Origen technology. The new Company will have proven technology, businesses in many of the highest growth areas in diagnostics and the opportunity to establish strategic partnerships with a wide range of companies in the global marketplace."

Heino von Prondzynski, Head of Roche Diagnostics and a member of Roche's Corporate Executive Committee: "This is an important day for Roche Diagnostics, our customers, physicians and patients. The transaction ensures that patients can be diagnosed without any interruption. Based on today's agreements, we now have a solid platform to offer our outstanding technology throughout the world. We would like to thank our customers for their loyalty during this difficult time of uncertainty. We are committed to further develop our lab diagnostics products business and drive our share in the highly attractive immunodiagnostics market."

Dr. Richard Massey, President and Chief Operating Officer of Igen, said, "We believe the new company will be extremely well positioned to meet customers' evolving needs in the global biodefense, life science, industrial and clinical testing markets. The strong businesses established by Igen will be enhanced with the improvements from Roche. Our rapidly growing biodefense business can utilize the PCR technology to develop an expanded range of products. We can also leverage PCR technology in the development of DNA tests for the global clinical testing markets."

The announcement of this agreement follows a July 9, 2003 ruling by the U.S. Court of Appeals for the Fourth Circuit in litigation that began in 1997 when Igen filed a lawsuit charging Boehringer Mannheim with multiple breaches of a license agreement relating to Igen's ECL-technology. The ruling eliminated damages of $ 486.8 million previously awarded to Igen by the jury of the District Court of Maryland while affirming Igen's right to terminate the license agreement between the companies. Roche inherited the case in its acquisition of Boehringer Mannheim in 1998. As part of today's agreements, Igen has agreed to suspend its patent infringement actions against Roche in Maryland and Germany pending consummation of the proposed acquisition, with the right to resume the actions should the transaction not close. Both companies have also agreed not to file any further appeals of the opinion issued by the Fourth Circuit.